UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Redwire Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75776W 103

(CUSIP Number)

AE Red Holdings, LLC

2500 N. Military Trail,

Suite 470

Boca Raton, FL 33431

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Robert M. Hayward, P.C.

Alexander M. Schwartz

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

October 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Red Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)
(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.2% (2)
(14)	Type of reporting person (see instructions) OO

1.	Represents (i) 37,212,500 shares of Common Stock and (ii) 2,000,000 shares of Common Stock issuable upon the exercise of 2,000,000 warrants to acquire one share of Common Stock (“Warrants”)

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,769,877 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,769,877 (1)
(11)	Aggregate amount beneficially owned by each reporting person 45,769,877 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 61.0% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 37,212,500 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) the as-converted voting power of 20,000 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons Michael Robert Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,048,566 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,048,566 (1)
(11)	Aggregate amount beneficially owned by each reporting person 49,048,566 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.3% (2)
(14)	Type of reporting person (see instructions) IN

1.	Represents (i) 37,212,500 shares of Common Stock, (2) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) the as-converted voting power of 30,000 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons David H Rowe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,048,566 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,048,566 (1)
(11)	Aggregate amount beneficially owned by each reporting person 49,048,566 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.3% (2)
(14)	Type of reporting person (see instructions) IN

1.	Represents (i) 37,212,500 shares of Common Stock, (2) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) the as-converted voting power of 30,000 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-B, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)
(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.2% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 37,212,500 shares of Common Stock and (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 45,769,877 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 45,769,877 (1)
(11)	Aggregate amount beneficially owned by each reporting person 45,769,877 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 61.0% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 37,212,500 shares of Common Stock, (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) the as-converted voting power of 20,000 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 39,212,500 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 39,212,500 (1)
(11)	Aggregate amount beneficially owned by each reporting person 39,212,500 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 52.2% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents (i) 37,212,500 shares of Common Stock and (ii) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Structured Solutions I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,278,689 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,278,689 (1)
(11)	Aggregate amount beneficially owned by each reporting person 3,278,689 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.4% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents the as-converted voting power of 10,000 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons AE Industrial Partners Structured Solutions I GP, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 3,278,689 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 3,278,689 (1)
(11)	Aggregate amount beneficially owned by each reporting person 3,278,689 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.4% (2)
(14)	Type of reporting person (see instructions) PN

1.	Represents the as-converted voting power of 10,000 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

CUSIP No.: 75776W 103

(1)	Names of reporting persons Aeroequity GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 49,048,566 (1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,048,566 (1)
(11)	Aggregate amount beneficially owned by each reporting person 49,048,566 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.3% (2)
(14)	Type of reporting person (see instructions) OO

1.	Represents (i) 37,212,500 shares of Common Stock, (2) 2,000,000 shares of Common Stock issuable upon the exercise of Warrants and (iii) the as-converted voting power of 30,000 shares of Series A Convertible Preferred Stock.

2.	Calculation is based upon 63,253,836 shares of Common Stock of the Issuer issued and outstanding as of August 9, 2022, as reported on the Issuer’s most recent Form 10-Q, filed on August 15, 2022 plus 2,000,000 shares of Common Stock underlying 2,000,000 Warrants and 9,836,066 shares of Common Stock issuable upon the conversion of the 30,000 shares of Series A Convertible Preferred Stock.

The Schedule 13D filed with the Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2022 (the “Existing 13D”) by the Reporting Persons relating to the Issuer Common Stock, is hereby amended in this Amendment No. 2 as set forth below (the “Amendment” and, together with the Existing 13D the, “Schedule 13D”). Capitalized terms not defined herein have the meanings ascribed to them in the Existing 13D.

Amendment No. 2 is being filed to report changes in the beneficial ownership of the Reporting Persons as a result of the closing of the transactions contemplated by the Investment Agreement (as defined below), which resulted in the issuance of 30,000 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”) to AE Industrial Partners Fund II, LP, a Delaware limited partnership ("AE Fund II LP"), in the amount of 20,000 shares of Series A Convertible Preferred Stock and to AE Industrial Partners Structured Solutions I, LP, a Delaware limited partnership ("AE Solutions I"), in the amount of 10,000 shares of Series A Convertible Preferred Stock on October 28, 2022.

Item 2. Identity and Background.

Item 2(a) of the Existing Schedule 13D is hereby amended and restated as follows:

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) AE Red Holdings, LLC, a Delaware limited liability company (“Holdings”), by virtue of its direct ownership of Common Stock; (ii) Michael Greene and David H. Rowe, by virtue of them being the managing members of AeroEquity GP, LLC; (iii) AE Industrial Partners Fund II GP, LP, a Delaware limited partnership ("AE Fund II GP"), by virtue of its ownership interest in Holdings and AE Fund II LP; (iv) AE Industrial Partners Fund II-B, LP, a Delaware limited partnership (“AE Fund II-B”), by virtue of it being one of the controlling equityholders of Holdings; (v) AE Fund II LP by virtue of it being one of the controlling equityholders of Holdings; (vi) AE Industrial Partners Fund II-A, LP, a Delaware limited partnership (“AE Fund II-A”) by virtue of it being one of the controlling equityholders of Holdings; (vii) AE Solutions I (together with AE Fund II-B, AE Fund II LP and AE Fund II-A, the “AE Funds”) and (viii) AE Industrial Partners Structured Solutions I GP, L.P., a Delaware limited partnership ("AE Solutions I GP"). AE Fund II GP is the general partner of each of the AE Funds, except for AE Solutions I, whose general partner is AE Solutions I GP.

Each of Holdings, Michael Greene, David H. Rowe, AeroEquity GP, LLC, AE Fund II GP, AE Solutions I GP and the AE Funds are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Holdings is party to a Sponsor Agreement, dated as of March 25, 2021 (the “Sponsor Agreement”), by and among Genesis Park Acquisition Corp., Shepard Merger Sub Corporation, Cosmos intermediate, LLC and Redwire LLC.

Certain Information required by this Item 2 concerning the executive officers and directors of the Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Existing 13D is hereby amended to incorporate Items 4 and 6 herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Existing 13D is hereby amended to add the following to the end of thereof and to incorporate Item 6 herein by reference:

On October 28, 2022, the Issuer entered into the Investment Agreement (the “Investment Agreement”) with AE Fund II LP and AE Solutions I (together, the “Investors”), whereby, upon closing, the Investors agreed to purchase in a private placement an aggregate of 30,000 shares of Series A Convertible Preferred Stock of the Issuer (the “Purchased Shares”), whereby AE Fund II LP purchased 20,000 of the Purchased Shares for $20,000,000 and AE Solutions I purchased 10,000 of the Purchased Shares for $10,000,000. In addition to the Purchased Shares acquired by AE Fund II LP pursuant to the Investment Agreement, on October 28, 2022, AE Fund II LP acquired 10,000 shares of Series A Convertible Preferred Stock subject to an obligation to sell such shares to BCC Redwire Aggregator, L.P. (“Bain”) for $1,000 per share pursuant to a transfer agreement between the Investors, Bain and the Company entered into on October 28, 2022 (the "Transfer Agreement"). On November 3, 2022, pursuant to the Transfer Agreement, Bain purchased such 10,000 shares from the Investors for $1,000 per share and an aggregate purchase price of $10.0 million.

Each of the Reporting Persons acquired the shares of Series A Convertible Preferred Stock for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, governance matters and such other matters as the Reporting Persons may deem relevant to their investment in the Series A Convertible Preferred Stock as well as the Common Stock or Warrants or other securities of the Issuer then owned by the Reporting Persons (together, the “Issuer Securities”) and with a view to maximizing stockholder value. Each Reporting Person intends to participate in and influence the affairs of the Issuer through the exercise of their respective voting rights with respect to the Issuer Securities and through the exercise of their rights under the Investment Agreement.

Each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s business and prospects, and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and the terms of the Investment Agreement, lend funds, invest in debt or similar investments issued by the Issuer, acquire additional shares of Common Stock, preferred stock of the Issuer (including Series A Convertible Preferred Stock) or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Issuer Securities it owns or may subsequently acquire depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, the Issuer’s business and prospects, and prevailing market conditions, as well as liquidity and diversification objectives. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Existing 13D are hereby amended and restated in their entirety:

(a) The information set forth in rows 7 through 13 (and related footnotes) of each of the cover pages of this Amendment No. 2 are incorporated herein by reference. The following information is as of the date hereof and assumes there are 63,253,836 shares of Common Stock outstanding as of August 9, 2022, based on the Issuer’s most recent Form 10-Q for the quarterly period ended June 30, 2022 plus 11,836,066 shares of Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Series A Preferred Stock beneficially owned by the Reporting Persons.

Holdings is the direct beneficial owner of 37,200,000 shares of Common Stock and 2,000,000 warrants, each to acquire one share of Common Stock (“Warrants”) and indirect beneficial owner of 12,500 shares of Common Stock held by AE Industrial Partners LP, a wholly-owned indirect subsidiary of Holdings.

AE Fund II LP is the indirect beneficial owner of 37,200,000 shares of Common Stock and the direct beneficial owner of 20,000 shares of Convertible Series A Preferred Stock which are convertible into 6,557,377 shares of Common Stock, based on $1,000 per share initial value and an initial conversion price of $3.05 (the “Conversion Method”).

AE Solutions I is the direct beneficial owner of 10,000,000 shares of Convertible Series A Preferred Stock, which is convertible into 3,278,689 shares of Common Stock, based on the Conversion Method.

Michael Greene and David H. Rowe exercise voting and dispositive power with respect to (i) the shares of Common Stock, Warrants and shares Convertible Series A Preferred Stock directly held by each of Holdings, AE Fund II LP and AE Solutions I and (ii) 12,500,000 shares of Common Stock directly held by AE Industrial Partners LP, an affiliate of the Reporting Persons, which together constitute an aggregate beneficial ownership of 49,048,566 shares of Common Stock or 65.3% of the Issuer’s Common Stock.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 49,048,566 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Existing 13D is hereby amended to add the following language at the end of such Item and to incorporate Item 4 herein by reference.

Certificate of Designation

The terms, rights, obligations and preferences of the Series A Convertible Preferred Stock are set forth in the Certificate of Designation filed with the Delaware Secretary of State and effective October 28, 2022 (the “Certificate of Designation”). References to and the description of the Statement with Certificate of Designation set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Designation, which is incorporated by reference as set forth under Exhibit 2 and is incorporated by reference herein.

Ranking and Dividend Rights

The Series A Convertible Preferred Stock ranks senior to the Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution. The Series A Convertible Preferred Stock has an initial value of $1,000 per share (the “Initial Value”). Dividends on the Series A Convertible Preferred Stock can be paid in either cash or in kind in the form of additional shares of Series A Convertible Preferred Stock (such payment in kind, “PIK”), at the option of the Issuer, provided that, following the date that is seven years and six months after the date the Series A Convertible Preferred Stock is initially issued, all dividends will be paid in cash. Holders of the Series A Convertible Preferred Stock (the “Holders”) will be entitled to (i) a cumulative cash dividend, if the Issuer issues dividends in cash, at a rate of 13% per annum, provided that such rate shall be increased (a) following the date that is seven years and six months after the date the Series A Convertible Preferred Stock is initially issued; or (b) upon certain events of noncompliance, or (ii) a cumulative dividend, if the Issuer issues PIK dividends, at a rate of 15% per annum, which shall be increased upon certain events of noncompliance. Any PIK dividend rate above 15% per annum will be paid in cash.

Liquidation Preference

Upon a liquidation, dissolution or winding up of the Issuer, each share of Series A Convertible Preferred Stock will be entitled to receive an amount in cash per share equal to the greater of (a) the greater of (i) two times the Initial Value and (ii) the sum of the Initial Value plus all accrued and unpaid dividends on such share of Series A Convertible Preferred Stock (such sum, the “Accrued Value”) as of the date of such liquidation, dissolution or winding up and (b) the amount that a Holder of Series A Convertible Preferred Stock would have received with respect to such share of Series A Convertible Preferred Stock if all shares of Series A Convertible Preferred Stock had been converted (regardless of whether they were actually converted and without regard to any limitations on convertibility or as to whether sufficient shares of Common Stock are available out of the Issuer’s authorized but unissued stock for the purpose of effecting such conversion) into shares of Common Stock (the greater of (a) and (b), the “Liquidation Preference”).

Conversion

Each Holder will have the right, at its option, to convert its Series A Convertible Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at an initial conversion price equal to $3.05 per share (the “Conversion Price”). The Conversion Price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events.

Voting

Each share of Series A Convertible Preferred Stock is entitled to vote on an as-converted basis on any matter presented to the holders of Common Stock. The Investors’ percentage of voting power does not include any shares of Series A Convertible Preferred Stock that would, when converted into Common Stock, result in an issuance at a price below the minimum price described in the Certificate of Designation of an amount of shares of Common Stock up to 1% of the number of the total Common Stock outstanding as of the initial issue date of the Series A Convertible Preferred Stock in accordance with Section 312.03(b)(i) of the NYSE Listing Company Manual.

As long as the Investors (together with its affiliated transferees) continue to own a specified percentage of its originally issued shares of Series A Convertible Preferred Stock, they will have consent rights over certain actions by the Issuer and its subsidiaries as set forth in the Certificate of Designation.

Mandatory Conversion

So long as certain liquidity conditions are met, the Series A Convertible Preferred Stock will convert automatically to Common Stock if (i) the Issuer’s market capitalization exceeds $600.0 million for at least twenty (20) trading days during the preceding thirty (30) consecutive trading days, (ii) the Issuer’s trailing twelve (12) months’ Adjusted EBITDA (calculated in the same manner as the presentation of “Adjusted EBITDA” in the Issuer’s most recent earnings release filed with the SEC) exceeds $35.0 million, and (iii) the daily VWAP (as defined in the Certificate of Designation) of the Common Stock exceeds two (2) times the Conversion Price for at least twenty (20) trading days during the preceding thirty (30) consecutive trading days.

Fundamental Change

The Issuer will be deemed to have undergone a fundamental change (a “Fundamental Change”) if any of the following occurs: (a) a person other than AE Fund II LP and AE Solutions I (or their affiliates) acquires more than 50% of the voting power of the Common Stock, (b) AE Fund II LP and AE Solutions I (or their affiliates) acquire more than 70% of the voting power of the Common Stock (subject to certain exclusions), (c) any recapitalization, reclassification or change of the Common Stock; (d) any share exchange, consolidation or merger of the Issuer pursuant to which the Common Stock will be converted into cash, securities or other property or assets, (e) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole, or (f) the Common Stock ceases to be listed on either the New York Stock Exchange, the Nasdaq Global Select Market or The Nasdaq Global Market. Upon a Fundamental Change, the Holders shall be entitled to an amount of cash equal to the greater of (a) (i) 100% of the applicable Accrued Value as of the Fundamental Change repurchase date plus (ii) if prior to the 5 year anniversary of the date the Series A Convertible Preferred Stock was initially issued, the aggregate amount of all dividends that would have been paid in respect of an outstanding share of such series of the Series A Convertible Preferred Stock from the Fundamental Change repurchase date through the fifth anniversary of the initial issue date of the Series A Convertible Preferred Stock and (b) the amount that such Holder would have received in such Fundamental Change with respect to such share of Series A Convertible Preferred Stock if all shares of Series A Convertible Preferred Stock had been converted (regardless of whether they were actually converted and without regard to any limitations on convertibility or as to whether sufficient shares of Common Stock are available out of the Issuer’s authorized but unissued stock for the purpose of effecting such conversion) into shares of Common Stock on the business day immediately prior to the effective date of the relevant Fundamental Change. In certain circumstances described in the Certificate of Designation, a portion of the consideration for the Fundamental Change repurchase price may be able to be delivered in securities of the relevant acquirer.

Investment Agreement

References to and the description of the Investment Agreement set forth below in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is incorporated by reference as set forth under Exhibit 3 and is incorporated by reference herein.

Restrictions on Transfer

The Investors (and certain of their affiliates) may not transfer any shares of Series A Convertible Preferred Stock or Common Stock issued upon conversion thereof to any unaffiliated person for twelve (12) months following the closing date of the Investment Agreement (the “Closing Date”), except to Bain and other institutional investors reasonably acceptable to the Issuer. The Investors may also transfer the Series A Convertible Preferred Stock or Common Stock issued upon conversion thereof as detailed in the Investment Agreement, including (i) pursuant to an underwritten public offering, (ii) pursuant to a tender or exchange offer or merger, consolidation, recapitalization or other business combination, acquisition of assets or similar transaction involving the Issuer, or upon the occurrence of a Fundamental Change (as defined in the Certificate of Designation); (iii) following commencement by the Issuer of voluntary or involuntary bankruptcy proceeding; (iv) sales in any securities market on which the Common Stock is then listed or admitted for trading, subject to certain exceptions, and (v) transfers to which the Board consents.

Preemptive Rights

For so long as the Investors (together with its affiliated transferees) has record and beneficial ownership of 25% of the shares of Series A Convertible Preferred Stock issued to them at the time of the closing pursuant to the Investment Agreement and/or shares of Common Stock issued upon conversion thereof, the Issuer must provide the Investors with written notice of any equity issuance, apart from certain excluded issuances, and must offer to sell the equity on its terms to Investors in proportion to their ownership of the Series A Convertible Preferred Stock and Common Stock issued upon conversion thereof.

Related Party Transactions

Pursuant to the Investment Agreement, the Issuer cannot enter into related party transactions with its affiliates unless (a) the transaction is on terms as fair and reasonable as would be obtained in a comparable arm’s length transaction with a person that is not an affiliate, or related person with respect to, the Issuer and (B) the transaction is approved by the audit committee of the Issuer’s Board of disinterested directors of the Board, independent from such affiliate or related person.

Appointment Right

From and after the seventh anniversary of the Closing Date, for so long as the Investors have record and beneficial ownership of 25% of the shares of Series A Convertible Preferred Stock issued to them at the time of the closing pursuant to the Investment Agreement and/or shares of Common Stock issued upon conversion thereto, the Investors have the right to cause the Issuer to retain an investment banker to identify and advise the Issuer regarding opportunities for a company sale and participate on Issuer’s behalf in negotiations for, and to assist the Issuer in conducting, such company sale.

Standstill

For a period of twelve (12) months following the closing date in the applicable Investment Agreement, the Investors and certain of their affiliates are subject to certain customary standstill restrictions, including prohibitions on (i) acquiring securities or assets of the Issuer, (ii) effecting a tender offer, merger or acquisition of the Issuer and (iii) soliciting proxies or seeking a director/management change in the Issuer. These standstill restrictions are subject to customary exceptions.

Registration Rights Agreement

Bain and the Investors have certain rights with respect to the registration of securities under the Securities Act of 1933, as amended (the “Securities Act”), including shelf registration rights, “piggyback” registration rights and demand registration rights, pursuant to a Registration Rights Agreement, dated October 28, 2022, among the Issuer, Bain and the Investors (the “Registration Rights Agreement”).

References to and the description of the Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as set forth under Exhibit 4 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Existing 13D is hereby amended to include the following exhibits at the end thereof:

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of November 9, 2022.
Exhibit 2	Certificate of Designation of Redwire Corporation, dated October 28, 2022 (incorporated by reference to the Issuer’s Exhibit 3.1 to the Issuer’s Form 8-K filed on November 2, 2022).
Exhibit 3	Investment Agreement, dated October 28, 2022, by and among Redwire Corporation, AE Industrial Partners Fund II, L.P. and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to the Issuer’s Exhibit 10.2 to the Issuer’s Form 8-K filed on November 2, 2022).
Exhibit 4	Registration Rights Agreement, dated as of October 28, 2022, by and between Redwire Corporation and BCC Redwire Aggregator, L.P., AE Industrial Partners, Fund II LP and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to the Issuer’s Exhibit 10.4 to the Issuer’s Form 8-K filed on November 2, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2022

AE RED HOLDINGS, LLC

By:	/s/ Kirk Konert
Name: Kirk Konert
Title: President and Secretary

AE INDUSTRIAL PARTNERS FUND II GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name: Michael Greene
Title: Managing Member

AEROEQUITY GP, LLC

By:	/s/ Michael Greene
Name: Michael Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS FUND II, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name: Michael Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS FUND II-A, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name: Michael Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS FUND II-B, LP

By: AE Industrial Partners Fund II GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name: Michael Greene
Title: Managing Member

By:	/s/ Michael Greene
Name: Michael Greene

By:	/s/ David H. Rowe
Name: David H. Rowe

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I, LP

By: AE Industrial Partners Structured Solutions I GP, LP
Its: General Partner

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name: Michael Greene
Title: Managing Member

AE INDUSTRIAL PARTNERS STRUCTURED SOLUTIONS I GP, LP

By: AeroEquity GP, LLC
Its: General Partner

By:	/s/ Michael Greene
Name: Michael Greene
Title: Managing Member